Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary Name	Country
Kunming Shenghuo Pharmaceutical (Group) Co., Ltd.	People’s Republic of China

Kunming Shenghuo Medicine Co., Ltd.	People’s Republic of China

Kunming Shenghuo Cosmetics Co., Ltd.	People’s Republic of China

Kunming Shenghuo Pharmaceutical Importation and Exportation Co., Ltd.	People’s Republic of China